UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SALARY.COM, INC.

(Name of Subject Company)

SALARY.COM, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

794006106

(CUSIP Number of Class of Securities)

Paul R. Daoust

President and Chief Executive Officer

Salary.com, Inc.

160 Gould Street

Needham, Massachusetts 02494

(781) 851-8000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

James A. Matarese, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

(617) 570-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On September 1, 2010, Paul R. Daoust, President and Chief Executive Officer of Salary.com, Inc. (“Salary.com”), provided the following communication to certain of Salary.com’s customers:

I wanted you to be among the first to know that Salary.com has entered into an agreement for Kenexa (Nasdaq: KNXA) (www.kenexa.com) to acquire Salary.com. Kenexa, a global provider of business solutions for human resources, expects to close the transaction by December 31, 2010.

We believe Salary.com’s acquisition by Kenexa will enable us to better capitalize on our market leading software and data, in compensation, talent management, and consumer offerings. We will now have access to a much larger global sales and services organization, greater R&D resources and overall financial strength to provide our customers with confidence that we will be able to meet their needs from a long-term perspective. We believe that the combination of Salary.com and Kenexa will provide an end-to-end value proposition that is unmatched in the marketplace.

For us it was of primary importance that Kenexa share our dedication to service and customer satisfaction. A fundamental hallmark of Kenexa’s success is their commitment to a level of service they call “Extreme Service,” which is a focal point for the entire organization.

There is a strong strategic fit between Salary.com and Kenexa, particularly in our joint emphasis on thoroughly researched, best in class solutions. Combined we will have offices in 20 countries around the world and bring together a team of over 1,800 employees including highly experienced industrial organizational (I/O) psychologists, process consultants, statisticians, Certified Compensation Consultants (CCP®), world-class technologists, and HR professionals.

Moving forward, the strength of our combined company will ensure that we have the capabilities and resources to deliver an exceptional level of personal attention and responsiveness to meet your needs.

Following the close of this transaction (expected by December 31, 2010), you will be receiving additional communications about our new organization and the extensive resources available to you. We are available to answer any questions you might have.

Your commitment to Salary.com has been greatly appreciated and we look forward to continuing to serve you as a valued customer.

Best regards,

Paul Daoust

CEO, Salary.com

Additional Information

The tender offer by Kenexa Corporation and Spirit Merger Sub, Inc. for the outstanding common stock of Salary.com has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Kenexa Corporation and Spirit Merger Sub, Inc. will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and Salary.com will thereafter file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. These documents (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Safe Harbor for Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements. All statements included in this document concerning activities, events or developments that Kenexa Corporation and Salary.com expect, believe or anticipate will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including uncertainties as to the timing of the tender offer and the related merger; uncertainties as to how many of Salary.com’s stockholders will tender their shares of common stock in the tender offer; the risk that competing offers will be made; the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions; the risk that Salary.com’s business will have been adversely impacted during the pendency of the tender offer; and other risks and uncertainties discussed in Salary.com’s filings with the SEC, including the “Risk Factors” section of Salary.com’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010, as amended, as well as the tender offer documents to be filed by Kenexa Corporation and Spirit Merger Sub, Inc. and the Solicitation/Recommendation Statements to be filed by Salary.com. Copies of Salary.com’s filings with the SEC may be obtained at the “Investor Relations” section of Salary.com’s website at http://www.salary.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

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